UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 7, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated August 1, 2003

2. Press Release of the Registrant dated August 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: August 7, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Appendix 3B
New issue announcement

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

COMMONWEALTH BANK OF AUSTRALIA

ABN

48 123 123 124

We (the entity) give ASX the following information.

Part 1 — All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible debt securities

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	550,000 (USD 1,000 per security, aggregate USD550,000,000)

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B
New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Perpetual, non-cumulative unsecured, junior subordinated notes convertible into preference shares of the Bank on the occurrence of a conversion event including but not limited to the earliest to occur of (i) June 30, 2053, (ii) any date the Bank selects in its absolute discretion, (iii) the failure to pay interest, (iv) certain events required by APRA or )(v) liquidation of the Bank, at the price of USD1,000 per preference share, and redeemable for cash, subject to APRA approval, on the occurrence of certain events including a tax event, an investment company event, a regulatory event or an acceleration event and on June 30, 2015. Holders of the Preference Shares will have the right to exchange their Preference Shares for ordinary shares of the Bank on the occurrence of certain events set out in the Annexure A to this Appendix.

In addition the holders of certain Trust Preferred Securities may exchange their securities for ordinary shares as set out in Annexure A to this Appendix.

This announcement does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 2

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Equally with PERLS (Commonwealth Bank Preferred Exchangeable Resettable Listed Shares

5	Issue price or consideration	USD1,000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For general corporate purposes and to increase the Bank's capital base.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Not applicable

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,253,581,363 ordinary shares and 3,500,000 preference shares	Ordinary Shares and Preference Shares

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	7.950,500	Options over shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Non-cumulative, semi-annually in arrears at the fixed rate of 5.805% per annum.

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?
12	Is the issue renounceable or non-renounceable?
13	Ratio in which the +securities will be offered
14	+Class of +securities to which the offer relates
15	+Record date to determine entitlements
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?
17	Policy for deciding entitlements in relation to fractions
18	Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.
19	Closing date for receipt of acceptances or renunciations

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 4

Appendix 3B
New issue announcement

20	Names of any underwriters
21	Amount of any underwriting fee or commission
22	Names of any brokers to the issue
23	Fee or commission payable to the broker to the issue
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders
25	If the issue is contingent on +security holders’ approval, the date of the meeting
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders
28	Date rights trading will begin (if applicable)
29	Date rights trading will end (if applicable)
30	How do +security holders sell their entitlements in full through a broker?
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?
33	+Despatch date

Part 3 — Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 6

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought
39	Class of +securities for which quotation is sought
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 8

Appendix 3B
New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
	(Director/Company secretary)	Date: 1 August 2003

Print name:	John Damien Hatton

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

ANNEXURE A TO APPENDIX 3B

Conversion of Convertible Notes into Preference Shares

The convertible notes will automatically convert into CBA preference shares if the conversion event occurs. The conversion event will be the earliest occurrence of any of the following dates or events:

•	June 30, 2053;

•	any date that CBA selects in its absolute discretion;

•	CBA Capital Trust or CBA, as guarantor under the trust guarantee, fails to pay a distribution on the trust preferred securities in full on or within five business days after any distribution payment date or, if any distribution payment date is not a business day, any other date on which such distribution is due and payable;

•	CBA’s New Zealand branch defers any interest payment on the convertible notes;

•	CBA’s New Zealand branch fails to pay any interest payment in full on or within five business days after any interest payment date or fails to pay the redemption price in full on or within five business days after the payment is due and payable;

•	Capital Holdings, or another entity we control, ceases to own all the outstanding common securities of CBA Capital Trust;

•	we or an entity we control cease to own all the outstanding common securities of CBA Funding Trust;

•	Funding Holdings, or another entity we control, ceases to have the voting rights in the CBA Funding Trust described in this offering memorandum;

•	certain events required by APRA, including:

                     (1) APRA determines in writing that CBA has a Tier 1 capital ratio of less than 5% (or such lesser percentage as required from time to time by APRA) or a total risk-based capital ratio of less than 8% (or such lesser percentage as required from time to time by APRA);

                     (2) APRA issues a written directive to CBA under applicable banking regulations, legislation or guidelines for CBA to increase its capital;

                     (3) APRA appoints a statutory manager to CBA or assumes control of CBA under Australian banking law or proceedings are commenced for the winding-up of CBA; or

                     (4) the retained earnings of CBA fall below zero.

•	an event of default under the convertible notes;

•	the dissolution of CBA Capital Trust in accordance with the terms of the capital trust declaration unless the dissolution is in connection with the distribution of the funding preferred securities to the holders of the trust preferred securities of CBA Capital Trust as

•	the dissolution of CBA Funding Trust in accordance with the terms of the funding trust declaration.

     If the conversion event is the appointment by APRA of a statutory manager, the taking of control of CBA by APRA or an event of default under the convertible notes, or CBA is otherwise prohibited by applicable statute, governmental rule or regulation or court or administrative ruling, order or decree from allotting and issuing the CBA preference shares, CBA will only be obligated to issue the CBA preference shares if and when it ceases to be under the control of a statutory manager, under the control of APRA or otherwise prohibited from allotting and issuing the CBA preference shares.

     The convertible notes will be converted into an aggregate number of CBA preference shares with a liquidation amount equal to US$1,000 per share and having a total liquidation amount equal to the US dollar equivalent, based on the fixed exchange rate, of the total unpaid principal amount of the convertible notes. CBA will pay no accrued interest in connection with the conversion except interest which has been declared but is unpaid at the time of the conversion event, unless the conversion event is a date selected by CBA and occurs on an interest payment date. However, no interest will be paid under any circumstances if a deferral condition exists at the time of the conversion event.

Conversion Procedures

     If the conversion event has occurred, CBA, acting through its New Zealand branch, will, unless it is then prohibited from allotting and issuing the CBA preference shares, as soon as practicable upon the surrender of the convertible notes by CBA Funding Trust, issue to and deposit with The Bank of New York, the depositary for the ADSs, the number of CBA preference shares equal to the number of ADSs deliverable by CBA’s New Zealand branch upon conversion of all convertible notes and will give the depositary irrevocable instructions and authority to issue the ADSs representing the CBA preference shares to the funding property trustee, as holder of the convertible notes upon the surrender of the convertible notes to the depository. The funding property trustee, in turn, will, as soon as practicable, deposit with the capital property trustee ADSs received from the depositary. The capital property trustee, in turn, will, as soon as practicable, deposit with DTC the number of ADSs equal to the number of outstanding trust preferred securities with instructions to credit the accounts of the holders of the trust preferred securities. If the funding preferred securities have been distributed to the holders of the trust preferred securities, the funding property trustee will, as soon as practicable, deposit with DTC the number of ADSs equal to the number of outstanding funding preferred securities with instructions to credit the accounts of the holders of the funding preferred securities.

     If CBA has issued and deposited with the depositary CBA preference shares as required, then on the date of deposit, all rights of the funding property trustee, as the holder of all the outstanding convertible notes, will cease, except the right to receive the ADSs and any interest as may be payable. If any date fixed for depositing of the CBA preference shares is not a business day, then CBA will deposit the CBA preference shares on the next succeeding day that is a business day, without any interest or other payment in respect of the ADSs to be delivered. However, if that business day falls in the next calendar year, CBA will make the deposit on the immediately preceding business day.

Exchange of Trust Preferred Securities for CBA Ordinary Shares

General

     Pursuant to the terms of the trust guarantee executed by CBA for the benefit of the holders from time to time of the trust preferred securities and provided that an Acceleration Event (as defined below) has not occurred, if CBA Capital Trust does not provide a redemption notice in respect of the trust preferred securities on or prior to the 40th business day prior to June 30, 2015 for redemption on such date, holders of the trust preferred securities may, no later than 35 business days prior to June 30, 2015, deliver a notice (an “exchange notice’’) to CBA requiring it to exchange their trust preferred securities for ordinary shares of CBA. CBA will be required to provide notice (the “CBA notice’’) to holders of the trust preferred securities of their exchange rights no later than the 40th business day prior to June 30, 2015, if CBA Capital Trust does not provide notice in respect of a redemption of the trust preferred securities on that date.

     Each trust preferred security in respect of which an exchange notice has been given will, on June 30, 2015, be exchanged for one ordinary share of CBA and the holder will be allotted on that date an additional number of ordinary shares of CBA for each trust preferred security determined in accordance with the following formula (provided that where the total number of additional CBA ordinary shares to be allotted to an exchanging holder in respect of all of such holder’s trust preferred securities to be exchanged includes a fraction, such fraction will be disregarded):

     AS =• (CR-1) where:

•	AS means a number of additional ordinary shares which is equal to or greater than zero;

•	CR means a number calculated by dividing US$1,000 by the simple average of the US dollar equivalents for each of the 20 trading days with respect to which VWAP is determined of (100% -5%) X VWAP, subject to CR being no less than 1;

•	VWAP means the simple average of the daily volume weighted average sale price of CBA’s ordinary shares sold on the ASX in respect of each of the 20 trading days (or, for purposes of determining VWAP with respect to an exchange upon the occurrence of an Acceleration Event, such lesser number of trading days that CBA’s ordinary shares are quoted for trading on the ASX or the principal securities exchange on which CBA’s ordinary shares are then listed) immediately preceding June 30, 2015; and

•	US dollar equivalent means for any date, the noon buying rate in New York City for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per A$1.00.

     For purposes of determining VWAP, adjustments will be made on account of certain events which include the payment of dividends or other distributions on the ordinary shares.

     CBA will use its best efforts to list the ordinary shares issuable upon exchange of the trust preferred securities on the ASX or the principal securities exchange on which CBA’s ordinary shares are then listed.

     CBA will use its commercially reasonable efforts to arrange for the sale of its ordinary shares for which trust preferred securities are exchanged on behalf of holders of the trust preferred securities. Holders who are qualified institutional buyers who wish to take delivery of the CBA ordinary shares will be required to elect in their exchange notices not to participate in such sales. If it is necessary to do so at the time of the exchange in order to comply with any applicable securities laws, CBA may choose not to allow any holder to make this election.

     Notwithstanding the foregoing, CBA, in lieu of exchanging trust preferred securities for CBA ordinary shares may fulfill its exchange obligations by arranging for the sale of the trust preferred securities in respect of which exchange notices have been received to purchasers (which may include CBA or an entity controlled by CBA, subject to any applicable legal restrictions or necessary regulatory approvals) for US$1,000 per trust preferred security and by delivering the proceeds of such sales to holders providing exchange notices. CBA will be required to notify holders of this election in the CBA notice. If CBA has made this election but has not arranged for the sale of all of the trust preferred securities subject to exchange notices by the 25th trading day prior to June 30, 2015, then CBA will be required to notify the holders of trust preferred securities who have provided exchange notices that CBA will nevertheless satisfy its exchange obligation through the delivery of ordinary shares, as described above. CBA will be required to provide this notice no later than the 25th business day prior to June 30, 2015

Special Provisions Relating to Acceleration Event

     In connection with the occurrence of an Acceleration Event (as defined below) and subject to the approval of APRA, if:

•	CBA Capital Trust does not provide a redemption notice in respect of the trust preferred securities on or prior to the 25th business day prior to the Early Exchange Date (as defined below) for redemption of the trust preferred securities on such date; and

•	CBA does not amend the terms of the trust guarantee as set forth in the next succeeding paragraph,

then the holders of the trust preferred securities may exchange their trust preferred securities for CBA ordinary shares as if CBA did not arrange for the sale of the trust preferred securities and otherwise as and to the extent set forth above under “- General’’, except that:

•	all references to June 30, 2015, will instead refer to the Early Exchange Date;

•	the reference to US$1,000 in the definition of the term “CR’’ will instead refer to US$1,000 plus the additional redemption amount determined as set forth under “Description of the Convertible Notes — Cash Redemption’’;

•	CBA will be required to provide the CBA notice no later than the 25th business day prior to the Early Exchange Date; and

•	the holders of the trust preferred securities may, no later than the 21st business day prior to the Early Exchange Date, deliver an exchange notice to CBA.

     Notwithstanding the foregoing, subject to the approval of APRA, upon the occurrence of an Acceleration Event holders of the trust preferred securities will not be entitled to require CBA to exchange their trust preferred securities upon the occurrence of an Acceleration Event where CBA is no longer the ultimate holding company of the CBA Group (as defined below) if the successor holding company, subject to compliance with applicable legal requirements and the obtaining of any necessary regulatory approvals, assumes all of CBA’s obligations under the exchange provisions in the trust guarantee and amends such exchange provisions to provide that the holders of trust preferred securities will be entitled to exchange their trust preferred securities for ordinary shares of the successor holding company. Any such amendment may be effected without the consent of the holders of the trust preferred securities only if:

•	the ordinary shares of the successor holding company of the CBA Group are listed on an internationally recognized stock exchange;

•	such amendment would not cause CBA Capital Trust to fail to be classified as a grantor trust for United States federal income tax purposes;

•	such amendment would not cause CBA Funding Trust to be treated as a corporation for United States federal income tax purposes;

•	such amendment would not cause the holders of the trust preferred securities or funding preferred securities to recognize income or gain in respect of such securities for United States federal income tax purposes; and

•	such amendment would not otherwise adversely affect the interests of the holders of the trust preferred securities or funding preferred securities.

     Notwithstanding the foregoing, the trust guarantee may not be amended upon an Acceleration Event unless CBA has obtained an opinion of independent United States tax counsel to the effect that CBA Capital Trust will not, as a result of that action, fail to be classified as a grantor trust for United States federal income tax purposes and CBA Funding Trust will not, as a result of that action, be treated as a corporation for United States federal income tax purposes and the holders of the trust preferred securities or funding preferred securities will not, as a result of that action, recognize income or gain in respect of such securities for United States federal income tax purposes.

“Acceleration Event’’ means any of the following events:

(a)	a takeover bid (as defined in the Corporations Act), or any type of equivalent offer made under any successor sections of the Corporations Act relating to takeovers, is at any time made to acquire all or more than 50% of CBA’s outstanding ordinary shares and the offer is, or becomes, unconditional and:

(i)	the voting power of the offeror in CBA is, or becomes, greater than 50%; or

(ii)	the directors of CBA issue a statement recommending acceptance of the offer; or

(b)	a court approves the convening of a scheme of arrangement under Part 5.1 of the Corporations Act (or any successor sections of the Corporations Act relating to schemes of arrangement) which, when implemented, will result in a person’s voting power in CBA being more than 50%.

“CBA Group’’ means CBA and its consolidated subsidiaries.

“Early Exchange Date’’ is the 30th business day immediately following an Acceleration Event.

Exchange of Funding Preferred Securities for CBA Ordinary Shares

     In the event that funding preferred securities are distributed to holders of trust preferred securities prior to June 30, 2015 or the earlier date of the occurrence of an Acceleration Event, holders of the funding preferred securities may deliver an exchange notice to CBA requiring it to exchange their funding preferred securities for ordinary shares of CBA in the manner, and to the same extent, as described in the paragraphs under the heading “Exchange of Trust Preferred Securities for CBA Ordinary Shares’’ above in respect of the trust preferred securities.

Exchange of CBA Preference Shares for CBA Ordinary Shares

     In the event that the convertible notes are converted into CBA preference shares prior to June 30,or the earlier date of the occurrence of an Acceleration Event, holders of the CBA preference shares may deliver an exchange notice to CBA requiring it to exchange their CBA preference shares for ordinary shares of CBA in the manner, and to the same extent, as described under “Description of the Trust Preferred Securities — Exchange of Trust Preferred Securities for CBA Ordinary Shares’’ in respect of the trust preferred securities. In the event that the convertible notes are converted prior to June 30, 2015 or the earlier date of the occurrence of an Acceleration Event but after an Exchange Notice has been tendered to us in respect of any trust preferred securities, the Exchange Notice applicable to the trust preferred securities will automatically apply in respect of the CBA preference shares issued upon redemption of the trust preferred securities for such CBA preference shares. Any exchange of CBA preference shares for CBA ordinary shares will be effected by conversion of each CBA preference share into one ordinary share and the issuance of an additional number of CBA ordinary shares in accordance with the formula set forth under the heading “Exchange of Trust Preferred Securities for CBA Ordinary Shares’’.